Exhibit 99.1
NeoGames Announces Fourth Quarter and Full Year 2023 Results

– Full Year 2023 Revenues and Share of NPI Revenues Interest total $254.6 million –
– Full Year 2023 Net Loss of $18.3 million and Adjusted Net Income, after taking effect of the amortization of
Aspire intangibles, was $12.8 million –
– Full Year 2023 Adjusted EBITDA total $76.2 million, an increase of 39.8% year-over-year –
– Expected Timeline for Completion of the Aristocrat Business Combination during the second quarter 2024 –

Luxembourg – March 6, 2024 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the fourth quarter and year ended December 31, 2023.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are very pleased with the progress we made during the fourth quarter and during the entire year of 2023, progressing our strategic goals and working to complete our merger with Aristocrat Leisure, which we announced last May. We continue to see strong growth across our business lines, as three of our four segments, including iLottery, Games, and Sports, all demonstrated strong double-digit growth in 2023.

•	Our iLottery business continues to show strong growth, increasing 11.1% during the quarter and 22.4% for the full year 2023, with further room to run.
•
We just launched our market leading eInstants with the North Carolina Education Lottery, where the launch has demonstrated significant early success, mirroring trends we saw when we first launched our eInstants product in Virginia. We also signed a two-year extension with the North Carolina Education Lottery, further cementing this valuable partnership. In another exciting development, NeoPollard Interactive was awarded a new ten-year contract to provide our turn-key iLottery solutions to the West Virginia Lottery, which is expected to launch during the fourth quarter of 2024.

•	Our Pariplay business also saw excellent growth, signing several major new operators during the quarter including Hard Rock Digital, DraftKings and bet365.
•	Subsequent to quarter-end, we are also excited with our planned launch in Tennessee in the coming weeks with Action 24/7, Aspire’s first U.S. customer to go live with online sports betting.

We are focused on achieving sustainable growth and remain encouraged by the interest and pipeline in the U.S. market for our iGaming offering. As we look ahead, we will maintain our focus on investing in the execution of our recently announced partnerships and product enhancements. These efforts will further strengthen our capabilities and position us to capitalize on the meaningful growth opportunities across our business as the market continues to evolve.”

Malul continued, “We continue to make progress towards completing our merger with Aristocrat Leisure and continue to receive the regulatory approvals required to close. We currently expect we will be able to obtain  the remaining regulatory approvals by the end of April and should that happen we see a path to close during May.” Malul stated. “In the meantime, we remain dedicated to elevating the iGaming landscape, capitalizing on opportunities, and diligently executing on our strategic objectives for the benefit of all stakeholders.”

Fourth Quarter 2023 Financial Highlights

•
The total of Revenues and the Company’s share of NPI revenues was $64.9 million during the fourth quarter of 2023, compared to $83.2 million during the fourth quarter of 2022. These figures reflect accounting for the majority of Aspire Core revenues on a net basis in the fourth quarter of 2023 compared to historical figures in the fourth quarter of 2022, which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023.  If iGaming revenues had been accounted for on a gross basis for the Aspire Core, the total of Revenue and the Company’s share in NPI revenues would have been $95.2 million, which would have reflected 14.5% year-over-year growth when measured in reporting currency.  In addition to accounting for the new commercial terms, current year results reflect continued growth in the Company’s iLottery, Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior and due to the Company obtaining  its local license to operate.

•
iLottery revenues were $14.4 million during the fourth quarter of 2023, compared to $14.5 million during the fourth quarter of 2022, representing a decrease of (0.4)% year-over-year.  In addition, the Company’s share in NPI revenues was $17.2 million during the fourth quarter of 2023, compared to $14.0 million during the fourth quarter of 2022, representing an increase of 22.9% year-over-year. The total of NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during the fourth quarter of 2023 was $31.6 million, up 11.1% year-over-year, primarily driven by continued positive growth trend across most major accounts as well as by very strong performance of new game launches by NeoGames Studio.

•
iGaming revenues were $33.4 million for the fourth quarter of 2023. These figures reflect accounting for the majority of Aspire Core revenues on a net basis compared to historical figures which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023. If iGaming revenues had been accounted for on a gross basis for the Aspire Core, total revenue would have been $63.7 million for iGaming primarily driven by continued growth in Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior to the Company recently securing its local license to operate, which would have reflected 16.2% year-over-year growth when measured in reporting currency.

•
Net loss was $(6.1) million, or $(0.18) per share, during the fourth quarter of 2023, compared to a net loss of $(0.8) million, or $(0.02) per share, during the fourth quarter of 2022.  Net loss during the fourth quarter of 2023 was mainly due to costs attributed to the Aristocrat transaction and the amortization attributable to the Aspire business combination, income tax expenses and interest and finance related expenses.

•	Adjusted net income[1] was $1.7 million, or $0.05 per share, during the fourth quarter of 2023, compared to $7.3 million, or $0.22 per share, during the fourth quarter of 2022.
•
Adjusted EBITDA[1] was $18.2 million during the fourth quarter of 2023, compared to $18.1 million during the fourth quarter of 2022, representing an increase of 0.4% year-over-year. Adjusted EBITDA results slightly increased during the quarter compared to the prior year, mainly due to good performance of the iLottery and the sports business lines, offset primarily by the Aspire Core business due to several factors related to the adaptation of regulatory changes as well as changes in partner mix.

Full Year 2023 Financial Highlights

•
The total of Revenues and the Company’s share of NPI revenues was $254.6 million for the year ended December 31, 2023, compared to $210.2 million for the year ended December 31, 2022. These figures reflect accounting for the majority of Aspire Core revenues on a net basis for the year ended December 31, 2023, compared to historical figures during the year ended December 31, 2022, which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023.  If iGaming revenues had been accounted for on a gross basis for the Aspire Core, the total of Revenue and the Company’s share in NPI revenues would have been $351.3 million, which would have reflected 15.2% year-over-year growth when measured in reporting currency.  In addition to accounting for the new commercial terms, current year results reflect continued growth in the Company’s iLottery, Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior to the Company recently securing its local license to operate. In addition to growth in our business lines, the strong comparison to the prior year is also due to partial year results from the Aspire business, as our acquisition completed on June 16, 2022.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release. Reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

•
iLottery revenues were $57.0 million for the year ended December 31, 2023, compared to $53.6 million for the year ended December 31, 2022, representing an increase of 6.3% year-over-year.  In addition, the Company’s share in NPI revenues was $63.0 million for the year ended December 31, 2023, compared to $44.5 million for the year ended December 31, 2022, representing an increase of 41.8% year-over-year. The total of NeoGames’ iLottery revenue plus the Company’s share of NPI revenues for the year ended December 31, 2023 was $120.0 million, up 22.4% year-over-year, primarily driven by continued positive growth trend across most major accounts, as well as a jackpot run during the third quarter of 2023.

•
iGaming revenues were $134.6 million for the year ended December 31, 2023. These figures reflect accounting for the majority of Aspire Core revenues on a net basis compared to historical figures which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023. If iGaming revenues had been accounted for on a gross basis for the Aspire Core, total revenue would have been $231.3 million for iGaming primarily driven by continued growth in Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior to the Company recently securing its local license to operate, which would have reflected 11.8% year-over-year growth when measured in reporting currency.

•
Net loss was $(18.3) million, or $(0.54) per share, for the year ended December 31, 2023, compared to a net loss of $(19.0) million, or $(0.64) per share, for the year ended December 31, 2022.  Net loss during the year ended December 31, 2023 was mainly due to income tax expenses, interest and other finance related expenses and the amortization attributable to the Aspire business combination, offset by a reduction in business combination related expenses.

•
Adjusted net income[1] was $12.8 million, or $0.38 per share, for the year ended December 31, 2023, compared to Adjusted net loss[1] of $(3.1) million, or $(0.11) per share, for the year ended December 31, 2022.

•	Adjusted EBITDA[1] was $76.2 million for the year ended December 31, 2023, compared to $54.5 million for the year ended December 31, 2022, representing an increase of 39.8% year-over-year.
•
Cash and cash equivalents balance as of the year ended December 31, 2023 was $29.0 million, compared to $41.2 million at the end of 2022, resulting in net negative cash of $12.2 million for the twelve months of 2023. The difference in cash flows is primarily attributable to a number of key factors including advisor payments related to the Aristocrat transaction, slowness in Aspire Core operations, a consideration for the acquisition of the remaining shares of GMS Entertainment Ltd. from the managing director of Pariplay, and the impact from a bank guarantee required to secure the Company’s German license.

Recent Business Highlights

•
North Carolina Education Lottery went live with NeoGames Studio eInstants during the fourth quarter, and NeoPollard also recently signed a two-year extension with the North Carolina Education Lottery, further cementing our strong presence in North Carolina.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release. Reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

•
NeoPollard Interactive awarded new contract for West Viginia Lottery to provide the state with a turn-key iLottery system, including a fully integrated omnichannel Player Loyalty Program and full-featured mobile application. The initial contract period is ten years, with an optional one-year renewal and is expected to launch in the fourth quarter of 2024.

•	Subsequent to quarter end, NeoGames Studio content went line with the Georgia Lottery, one of the largest lotteries in the United States.
•	Pariplay entered Pennsylvania with Rush Street Interactive (NYSE: RSI), and New Jersey with Hard Rock Digital and Tipico.
•	Pariplay is showing strong revenue growth, with room for more, signing 8 new operators during the quarter, including DraftKings and bet365.
•	Expected launch with Action 24/7 in Tennessee over the coming weeks, Aspire’s first U.S. customer to go live with OSB, including our suite of turn-key solutions.
•	Won the public tender in Hungary to provide eInstant games to the Hungarian lottery.

Aristocrat Transaction

On May 15, 2023, the Company entered into a definitive Business Combination Agreement (the “Agreement”) with Aristocrat Leisure Limited (ASX:ALL) (“Aristocrat”) and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Aristocrat (“Merger Sub”), pursuant to which the Company is to be acquired by Aristocrat for $29.50 per share in an all-cash transaction. Under the terms of the Agreement, the Company agreed to transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg to the Cayman Islands by way of continuation (the “Continuation”) and as promptly practical, Merger Sub will be merged with and into the Company, which will be the surviving company and become a wholly owned indirect subsidiary of Aristocrat (the “Merger”).  On July 18, 2023, NeoGames’ shareholders approved the Agreement and the Continuation, which will become effective subject to certain regulatory approvals.  A second NeoGames shareholder vote to approve the Merger will take place immediately following the effectiveness of the Continuation during the second quarter of fiscal year 2024.  NeoGames’ shareholders representing approximately 61% of the Company’s outstanding shares have executed a support agreement with Aristocrat, pursuant to which they have also irrevocably agreed to vote in favor of the Merger.  Completion of the transaction is contingent upon customary closing conditions, including the receipt of all required gaming and antitrust approvals.  We continue to receive regulatory approvals as we work closely with Aristocrat towards finalizing the deal. We currently remain on track and expect to receive all regulatory approvals before the end of April 2024. We continue to plan to work closely with those remaining regulatory authorities and expect  a closing date in May 2024 is possible. Please refer to the Company’s Current Report on Form 6-K filed on June 21, 2023 for further detail.

Conference Call / Webcast & Guidance

In light of the expected sale of the Company to Aristocrat, NeoGames will not be hosting a conference call, or providing quantitative financial guidance in conjunction with its fourth quarter and year-end 2023 earnings release.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. As an end-to-end provider of iLottery and iGaming solutions, NeoGames offers the most comprehensive portfolio across iLottery, an innovative sports betting platform, an advanced content aggregation solution, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking statements and information within the meaning of U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements contained in this press release other than statements of historical facts, including without limitation statements regarding, the completion of the Merger and anticipated timing thereof, including with respect to regulatory approvals and the closing, our future operating results and financial position, our business strategy and plans, market growth, integration plans and any future benefits and synergies related to the Aspire acquisition, our objectives for future operations, the expansion of our products and offerings to global markets, and any potential impact or uncertainties relating to the Israel-Hamas war are forward-looking statements. The words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “could,” “would,” “project,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: the risk that the sale of the Company to Aristocrat may not be completed in a timely manner or at all, or that following the Continuation the Company may be required to reincorporate in Luxembourg, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the sale of the Company to Aristocrat on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Parent’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities. We have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include E(L)BIT, EBITDA, Adjusted EBITDA, NPI and NPI Revenues Interest, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. The Company presents revenues growth measured in constant currency since we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

E(L)BIT, EBITDA, Adjusted EBITDA, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency. We define “E(L)BIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as E(L)BIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective business combination and business combination related expenses and the Company’s share in NPI depreciation and amortization. We define adjusted net income (loss) as net loss adjusted by adding amortization attributable to intangible assets acquired in business combination, net of tax. We define adjusted EPS as adjusted net income (loss) divided by the weighted average number of ordinary shares outstanding. We define revenues growth measured in constant currency as revenue adjusted by using the average foreign exchange rates for fiscal year 2023, as reported by third parties, when converting revenues recorded in foreign currencies to US dollar. We believe E(L)BIT, EBITDA and Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues. NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive loss, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Statements of Financial Position
(Unaudited, U.S. dollars in thousands)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,019	$41,179
Restricted deposits	476	489
Prepaid expenses and other receivables	6,813	5,789
Due from the Michigan Joint Operation and NPI	5,894	3,768
Trade receivables	43,414	38,537
Income tax receivables	283	536
Total current assets	$85,899	$90,298
NON-CURRENT ASSETS
Restricted deposits - Joint Venture and other	9,954	4,247
Property and equipment	3,443	3,992
Intangible assets	344,338	347,213
Right-of-use assets	8,742	7,973
Investment in Associates	5,965	4,770
Deferred taxes	1,039	2,451
Total non-current assets	373,481	370,646
Total assets	$459,380	$460,944

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$20,443	$16,042
Royalty payables	13,328	10,838
Client liabilities	5,783	6,927
Income tax payables	6,701	7,396
Gaming tax payables	7,520	10,133
Lease liabilities	1,864	1,150
Contingent consideration on business combination and other	10,729	17,256
Employees' related payables and accruals	9,866	7,262
Total current liabilities	$76,234	$77,004
NON-CURRENT LIABILITIES
Liability with respect to Caesars' IP option	3,450	3,450
Loans from financial institution, net	217,969	209,287
Company share of Joint Venture liabilities, net	416	539
Lease liabilities	6,970	6,823
Accrued severance pay, net	1,002	1,033
Deferred taxes	17,867	17,469
Total non-current liabilities	$247,674	$238,601
EQUITY
Share capital	60	59
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive income	5,769	482
Share premium	179,731	173,908
Share based payments reserve	4,240	6,941
Accumulated losses	(65,933)	(47,656)
Total equity	135,472	145,339
Total liabilities and equity	$459,380	$460,944

NeoGames S.A.
Consolidated Condensed Statements of Operations
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended December 31,		Year to date December 31,
	2023	2022	2023	2022

Revenues	$47,761	$69,222	$191,538	$165,698
Distribution expenses	25,425	45,419	96,497	97,579
Development expenses	2,313	2,622	14,896	10,278
Selling and marketing expenses	3,530	2,817	10,859	5,364
General and administrative expenses	9,384	8,977	33,544	23,306
Business combinations related expenses	598	767	6,477	17,984
Depreciation and amortization	14,246	12,258	55,940	35,611
	55,496	72,860	218,213	190,122
Loss from operations	(7,735)	(3,638)	(26,675)	(24,424)
Interest expenses with respect to funding from related parties	-	-	-	2,867
Finance expenses	7,432	5,882	24,778	12,238
The Company's share in profits of Joint Venture and associated companies	10,626	8,132	37,334	22,110
Loss before income tax expense	(4,541)	(1,388)	(14,119)	(17,419)
Income tax (expenses) benefit	(1,534)	595	(4,158)	(1,546)
Net loss	$(6,075)	$(793)	$(18,277)	$(18,965)

Net loss per common share outstanding, basic	$(0.18)	$(0.02)	$(0.54)	$(0.64)
Net loss per common share outstanding, diluted	$(0.18)	$(0.02)	$(0.54)	$(0.64)

Weighted average number of ordinary shares outstanding:
Basic	33,738,570	33,482,197	33,633,838	29,716,281
Diluted	33,738,570	33,482,197	33,633,838	29,716,281

Adjusted EPS[2]	$0.05	$0.22	$0.38	$(0.11)

2 See Reconciliation of Net Loss to Adjusted Net (Loss) Income.

NeoGames S.A.
Consolidated Condensed Statement of Cash Flows
(Unaudited, U.S. dollars in thousands)

YTD December 31, 2023
Cash flows from operating activities:
Net loss	$(18,277)
Changes in other financial assets and liabilities	(6,840)
Amortization and depreciation	55,940
Finance expenses	24,778
Share based compensation	2,910
Other	(423)
Net cash generated from operating activities	$58,088

Net cash used in investing activities	$(44,002)

Net cash used in financing activities	$(28,075)

Net decrease in cash and cash equivalents	(13,989)
Cash and cash equivalents – beginning of period	41,179
Currency exchange differences on cash and cash equivalents	1,829
Cash and cash equivalents – end of period	$29,019

NeoGames S.A.
Reconciliation of Net Loss to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 31,		Year to date December 31,
	2023	2022	2023	2022

Net loss	$(6,075)	$(793)	$(18,277)	$(18,965)
Income tax expenses (benefit)	1,534	(595)	4,158	1,546
Finance expenses	7,432	5,882	24,778	15,105
E(L)BIT	2,891	4,494	10,659	(2,314)
Depreciation and amortization	14,246	12,258	55,940	35,611
EBITDA	17,137	16,752	66,599	33,297
Business combination related expenses	598	767	6,477	17,984
Share-based compensation	367	518	2,910	2,994
Company share of NPI depreciation and amortization	54	52	212	222
Adjusted EBITDA	$18,156	$18,089	$76,198	$54,497

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended December 31,		Year to date December 31,
	2023	2022	2023	2022

Royalties from turnkey contracts	$7,849	$8,348	$31,001	$29,729
Royalties from games contracts	573	426	1,977	1,709
Use of IP rights	4,441	4,154	18,155	14,293
Development and other services - Aspire	-	-	-	767
Development and other services - NPI	1,042	1,242	4,349	5,651
Development and other services - Michigan Joint Operation	492	284	1,498	1,449
Revenues	$14,397	$14,454	$56,980	$53,598
NeoGames' NPI revenues interest	$17,162	$13,961	$63,045	$44,473
NeoGames revenues plus NPI revenues interest	$31,559	$28,415	$120,025	$98,071
iGaming revenues	$33,364	$54,768	$134,558	$112,100
Revenues plus NeoGames NPI revenues interest	$64,923	$83,183	$254,583	$210,171

NeoGames S.A.
Reconciliation of Net Loss to Adjusted Net (Loss) Income
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 31,		Year to date December 31,
	2023	2022	2023	2022
Net loss	$(6,075)	$(793)	$(18,277)	$(18,965)
Amortization attributable to business combination, net of tax	7,724	8,068	31,103	15,840
Adjusted net income (loss)	$1,649	$7,275	$12,826	$(3,125)
Adjusted net income (loss) per common share outstanding	$0.05	$0.22	$0.38	$(0.11)

Aspire Global
Non-IFRS Financial Measures - Reconciliation
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended December 31,		% Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Aspire Core[3]	$11,761	$40,979	$11,761	$(668)	$11,093	(71.3)%	(72.9)%
Games	12,369	7,996	12,369	(687)	11,682	54.7%	46.1%
Sports	9,234	5,793	9,234	(510)	8,724	59.4%	50.6%
Net Revenues, as reported	$33,364	$54,768	$33,364	$(1,865)	$31,499

	Year to date December 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Aspire Core[4]	$56,726	$149,743	$56,726	$(1,693)	$55,033	(62.1)%	(63.2)%
Games	43,879	34,535	43,879	(1,230)	42,649	27.1%	23.5%
Sports	33,953	22,686	33,953	(1,124)	32,829	49.7%	44.7%
Net Revenues, as reported	$134,558	$206,964	$134,558	$(4,047)	$130,511

3 2022 Aspire Core revenues are presented based on Gross revenues presentation, prior to the changes in commercial terms triggered Net revenue presentation. If fourth quarter 2023 Aspire Core figures were presented on a Gross basis, then like-for-like revenues would have been $42.1million, which reflects 1.5% YoY increase on Aspire Core, and total iGaming revenues of $63.7 million, reflecting 16.2% YoY growth.

4 2022 Aspire Core revenues are presented based on Gross revenues presentation, prior to the changes in commercial terms triggered Net revenue presentation. If Year to date 2023 Aspire Core figures were presented on a Gross basis, then like-for-like revenues would have been $153.50 million, which reflects 2.2% YoY growth on Aspire Core, and total iGaming revenues of $231.3 million, reflecting 11.8% YoY growth.